SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No        X

Petrobras receives request for replacement of candidates appointed by the controlling shareholder to the Fiscal Council

Rio de Janeiro, April 20, 2017—Petróleo Brasileiro S.A.- Petrobras, as stated in Circular Letter CVM/SEP/Nº01/2017, informs that it has received from its controlling shareholder a request for substitution of candidates for the Company’s Fiscal Council (CF). Elections will take place at the Annual Shareholders Meeting to be held on April 27, 2017.

The Ministry of Mines and Energy formalized the replacement of Mr. Luiz Navarro de Britto Filho by Mr. Eduardo Cesar Pasa to the position of Fiscal Counselor. In addition, the Ministry of Finance formalized the substitution of the appointment of Mr. Paulo José dos Reis Souza by Mr. José Franco Medeiros de Morais to the position of Alternate Fiscal Counselor.

The appointment of Mr. Paulo José dos Reis Souza was also replaced by the appointment of Mr. José Franco Medeiros de Morais to the position of Alternate Fiscal Counselor.

Thus, the controlling shareholder indicates the following candidates for the Fiscal Council of Petrobras:

Candidate	Position
Adriano Pereira de Paula	Member of FC (full member)
José Franco Medeiros de Morais	Member of CF (alternate)
Marisete Fátima Dadald Pereira	Member of FC (full member)
Agnes Maria de Aragão da Costa	Member of CF (alternate)
Eduardo Cesar Pasa	Member of FC (full member)
Maurycio José Andrade Correia	Member of CF (alternate)

Find attached the curriculum of the appointed candidates.

ANNEX:

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Adriano Pereira de Paula, Brazilian, economist and public servant. It was approved in the first selective process carried out for General Coordinator in the Treasury (April 2010). He was the head of the General Coordination of Credit Operations, responsible for the budgetary, financial and accounting management of Official Loan Operations—OOC, aimed at the promotion of agricultural, agroindustrial and export activities. In addition, to manage the economic subsidies for programs to promote the productive infrastructure, industry, housing, individual productive credit related to the Financial Charges of the Union (EFU), and the payments of indemnities and restitutions of the Program of Guarantee of the Agricultural Activity (PROAGRO).

In August 2016, he assumed the position of Undersecretary of Fiscal Policy of the National Treasury, having at his charge the planning and financial programming of the federal government, the management of federal funds, risks and assets of the Union, control of Treasury participation in state companies Subsidies and subsidies directly responsible to the Treasury.

José Franco Medeiros de Morais, Brazilian, economist. He is currently Undersecretary of Public Debt of the National Treasury. He was a Consultant in Public Debt Management, Capital Markets and Fiscal Risks of the World Bank and the IMF between the years of 2008 and 2015. He holds a degree, a master’s degree and a PhD in Economics from the University of Brasília. He was Professor of Economics and Finance at IBMEC-DF, FGV-DF, ESAF-DF, Faculdades Integradas do Planalto Central (between 2006 and 2014). José Franco was a member of the fiscal councils of the following companies: Engepron (2006 to 2008), BB BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012) and BB DTVM (2014 to 2016).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Marisete Fátima Dadald Pereira. She has been a member of the Fiscal Council of Petrobras since 2011 and currently holds the position of head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy, a governmental entity, since August 2006, where she has held the position of special adviser to the Minister of Mines and Energy from August 2005 to July 2006. Her main professional experiences include: (i) manager of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; And (ii) Accounting and Fiscal Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. She is an accountant, graduated from Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of Vale do Itajaí and post-graduate in Auditing and Economic Sciences by the Federal University of Santa Catarina.

Agnes Maria de Aragão Da Costa, Brazilian, economist. She is a director and senior economist at the Ministry of Mines and Energy, with special emphasis on Energy and Mining Economies. She acts in the formulation of public policy recommendations and in the monitoring of the results of these policies, and has been in the Economic Advisory Service of MME for 10 years. She holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). Her professional experience also includes having worked in a Brazilian bank in the area of Project Finance in the energy sector. She is currently a PhD student at the Technical University of Berlin. Fiscal Counselor of Eletrobras, servant of the career of Specialist of Public Policies and Governmental Management.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Eduardo Cesar Pasa, Brazilian, accountant. He holds a Master’s degree in Accounting from USP—Faculdade de Economia, Administração e Contabilidade (FEA) in 2003, graduated in Accounting from UniCeub Brasilia, in 1995, with a Specialization in Accounting from Lato Sensu by FGV—Escola de Pós-Graduação em Economia ), in 1997. He is currently Director / Accountant General of Banco do Brasil. He was General Manager / General Accountant of Banco do Brasil between March 2009 and April 2015. He was also the Executive Manager of the Bank’s Accounting Unit. He has been a member of the Controllership Committee of Vale SA since 2014. PREVI Deliberative Counsel since June 2010. Fiscal Counselor of Banco Vororantin SA and Votorantin Participaçoes SA, since 2009. Fiscal Counselor of BB Tecnologia e Serviços, since 2008. Fiscal Counselor of CASSI (Caixa de Assistência dos Funcionários do Banco do Brasil S.A.), from 2010 to 2014. He was Fiscal Counselor of PREVI, from 2006 to 2010. Member of Board of Directors of CTX Participações S.A., from 2008 to 2010 and Fiscal Counselor of BB Turismo from 2002 to 2008.

Maurycio José Andrade Correia, Brazilian, he holds a bachelor’s degree in Law from the Federal University of Pernambuco—UFPE. In the Regional Electoral Tribunal of Pernambuco—TRE, from 1996 until August 03, 2007: effective positions of Judicial Technician and Judicial Analyst—Judicial Area; Advisor to the Presidency of the TRE/PE; Legal Adviser of the TRE/PE General Directorate and Head of the Jurisprudence Section of the TRE/PE Judicial Secretary. In the Attorney General’s Office (AGU), as Lawyer of the Union, from August 2007 to the present date: from August 2007 until January 2010: exercise in the Ministry of Social Development and Fight against Hunger and from January 2010 onwards Ministry of Mines and Energy—MME: Appointed to the position in advisory committee—DAS 102.4 at 09/26/2011 to date; Appointed in May 2016 to act as Deputy Legal Consultant and as Lawyer of the Union in Conjur of the MME acting in the areas of oil, natural gas biofuels, electricity, mining.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The names nominated above:

•	In the last 5 years, they have not been subjected to criminal conviction, conviction in an administrative proceeding of the CVM and a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity;

•	Do not have a marital relationship, stable union or informationable parentage according to item 12.9 of the Reference Form;

•	They have no relationship of subordination with related parties of the Company.

•	Meet the independence criteria of the Brazilian Institute of Corporate Governance (IBGC).

•	They had the information provided by the “Fiscal Counselor Registry of the Ministry of Planning, Development and Management” analyzed by Petrobras and by the Ministry responsible for, which concluded that the nominees are not subject to any impediment and have all the requirements set forth in the Law 6,404/1976, Law 13303/2016 and Decree 8.945/2016, according to the minutes of the Temporary Eligibility Committee of Petrobras, which will be disclosed at http://www.investidorpetrobras.com.br/en/governanca-corporativa/Governing bodies/committees, up to the date of the Annual General Meeting.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer